September 28, 2012

VIA EDGAR AND BY UPS

Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	FairPoint Communications, Inc.
Annual Report on Form 10-K for the Fiscal Year ended December 31, 2011 (as filed on March 9, 2012)

File No. 001-32408

Ladies and Gentlemen:
On behalf of FairPoint Communications, Inc., a Delaware corporation (the “Company”), we are submitting the attached copy of the Company's response to the Staff's comments conveyed in its comment letter, dated September 17, 2012. This letter and the attached response were transmitted for filing with the Commission via EDGAR on the date hereof.
If you have any questions, or if it would expedite your review in any way, please do not hesitate to contact the undersigned at (212) 318-6932.

Sincerely,

/s/ Jeffrey J. Pellegrino

Jeffrey J. Pellegrino
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

FairPoint Communications, Inc.

Memorandum of FairPoint Communications, Inc.'s Responses to
Comments of the Staff of the Commission
Conveyed in a Letter Dated September 17, 2012

The Staff's comments are reproduced in their entirety below, and the responses thereto are set forth in bold after each comment.

Form 10-K for the Annual Period Ended December 31, 2011

Comment 1. Disclose the significant matters relating to the determination of reorganization value as required by ASC 852-10-50-7c. You should clearly address in your disclosure the methodologies used and the factors considered, and identify the sensitive assumptions and assumptions about the anticipated conditions.
Response:
The reorganization value used by the Company was based on a valuation approved by the bankruptcy court and was agreed to by certain of the Company's lenders. Furthermore, these lenders received the vast majority of the Company's post-emergence common stock. Management believed that the enterprise value agreed to by these lenders of $1.5 billion would provide the best representation of the Company's post-emergence reorganization value in accordance with ASC 852.

We intend to include the following supplemental disclosures in future filings, as applicable:

The enterprise value was determined in conjunction with the confirmation of the Plan. To facilitate the calculation of the enterprise value, the Company developed financial projections for the five years ending December 31, 2015 for the Successor Company using a number of estimates and assumptions and prepared a calculation of the present value of the future cash flows. The projections were based on information available to the Company at the time of preparation of such projections in connection with the Plan and its confirmation and also in connection with negotiations regarding the Plan with certain of its lenders. The projections and calculation of the present value of the future cash flows included key assumptions, such as: (i) revenue growth beginning in 2013 through the terminal year based on the Company achieving specified business objectives, (ii) improving earnings before interest and taxes margins, (iii) reductions in capital expenditures and (iv) a risk adjusted discount rate of 7.2%.

Comment 2. The successor company disclosures on pages 98 and 99 disclose disproportionately large actuarial losses. With a view to improved disclosure, explain to us the reasons why your qualified pension plans and post-retirement healthcare plans experienced such losses shortly after you emerged from Chapter 11 bankruptcy. Tell us your consideration of whether these two charges reflect unusual risks.
Response:
The losses experienced in our qualified pension plans and post-retirement healthcare plans after emerging from bankruptcy were primarily the result of a decrease in the discount rates used to value the respective plans at December 31, 2011. For the qualified pension plans, the weighted average discount rate used to value the qualified pension plans decreased from 5.75% at January 24, 2011 to 4.63% at December 31, 2011, creating an actuarial loss of approximately $57.4 million. Our qualified pension plans also incurred actuarial losses of approximately $11.5 million because the actual returns on plan assets were less than expected. These actuarial losses were partially offset by net actuarial gains from other miscellaneous items.
For our post-retirement healthcare plans, a decrease in the weighted average discount rate from 5.85% at January 24, 2011 to 4.66% at December 31, 2011 resulted in an actuarial loss of approximately $123.6 million. In addition, after emergence, changes in both claims cost assumptions and trend assumptions, including inflation, resulted in an additional $39.7 million in actuarial losses. This resulted from changes in various factors including actual plan experience and current market conditions and caused a change in long-term expectations for costs.

We evaluated these actuarial losses and their impact on our financial position and results of operations. The predominant component of the actuarial losses in both the qualified pension and post-retirement healthcare plans was the decrease in the discount rates used to value the plans. Current discount rates are at historical lows and are not unique to our business. The impact on our pension funding requirements as a result of decreasing discount rates as well as the other factors that generated the actuarial losses in our plans are considered a risk to our business, financial condition and results of operations. As such, in our 2011 Form 10-K, at page 34, we provided a risk factor which states that fluctuations in the discount rate used to calculate the funding target, the performance of our qualified pension asset portfolio, the number of retirees who elect to receive lump-sum distributions and the demographics of our plan participants are beyond our control and may diminish our funded status thereby significantly increasing the contributions we are required to make. Additionally, in our 2011 Form 10-K discussion of critical accounting policies, at page 57, we discuss the sensitivity of our qualified pension and post-retirement healthcare plan assumptions, including the financial impact of a 1% fluctuation in the discount rate and medical trend rate assumptions. We do not believe these are unusual risks in these types of plans.

* * *
Acknowledgement

At the request of the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company's Annual Report on Form 10-K for the Fiscal Year ended December 31, 2011 (the “Filing”);

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.